August 26, 2009

VIA EDGAR TRANSMISSION AND OVERNIGHT DELIVERY

Ta Tanisha Meadows
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-0405

Re:	The Penn Traffic Company
Item 4.01 Form 8-K
Commission File No. 0-8858

Dear Ms. Meadows:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 20, 2009 concerning the above-referenced filing (the “Original 8-K”) of The Penn Traffic Company (the “Company”).  For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to such comment.  We have also provided you a marked copy to show changes from the disclosure in the Original 8-K to expedite the Staff's review.  An amended Form 8-K is being publicly filed today on Form 8-K/A via EDGAR transmission (the “Amended 8-K”).

Item 4.01 8-K Filed August 19, 2009

1.
Please revise your disclosure regarding the period during which there were no disagreements with your former accountant.  This period should include the two most recent years and any subsequent interim period through the date of dismissal on August 13, 2009.

Response:  In accordance with the Staff’s request, the Company has revised its disclosure to state that there were no disagreements with Eisner, its former accountant, through Eisner’s dismissal on August 13, 2009.

Ta Tanisha Meadows
August 26, 2009

2.	We note that the Audit Committee approved the engagement of KPMG on August 13, 2009. Please disclose the date that you actually engaged KPMG.

Response:  In accordance with the Staff’s request, the Company has revised its disclosure to state that the Company engaged KPMG on August 17, 2009.

3.
Please note that you are required to file an updated letter from Eisner stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.

Response:  In accordance with the Staff’s request, the Company has filed an updated letter from Eisner stating that Eisner agrees with the statements made in the Amended 8-K.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (315) 461-2347.

Very truly yours,

Daniel J. Mahoney
Enclosures

cc:	Joseph Daniels, Esq.,
Fulbright & Jaworski L.L.P.